Exhibit 99.1

TALISMAN ENERGY INC. Suite 3400, 888 - 3rd Street S.W. Calgary, Alberta T2P 5C5 Christine D. Lee, Assistant Secretary Tel: (403) 237-1184 Fax: (403) 231-3633

March 13, 2007

TO:	The securities commission or similar regulatory authority of each province and territory of Canada
AND TO:	Toronto Stock Exchange New York Stock Exchange
Re:	Talisman Energy Inc. ("Talisman") Correction to Management Proxy Circular dated March 13, 2007

Talisman has re-filed its Management Proxy Circular dated March 13, 2007, in connection with the Annual Meeting of Shareholders to be held on May 9, 2007, to revise the disclosure of common shares under option grants in prior years in the Summary Compensation table on page 11 of the Management Proxy Circular. The disclosure of common shares under option grants in prior years has now been adjusted to reflect a common share subdivision. A footnote has also been added to the 2006 CEO Total Compensation Summary table on page 10 of the Management Proxy Circular to clarify that the number of stock options reflects a common share subdivision. The amended Management Proxy Circular is, in all other respects, identical to the Management Proxy Circular that was filed earlier today.

Yours very truly,

(Signed) "Christine Lee"

Christine D. Lee
Assistant Corporate Secretary